Exhibit 99.1

SINOVAC Reports Unaudited Second Half of 2022 Financial Results and Files 2022 Annual Report on Form 20-F

BEIJING, China, May 1, 2023 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, has filed its 2022 annual report on Form 20-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2022. The Company also reported its unaudited financial for the second half and audited financial for full year ended December 31, 2022.

Second Half and Full Year 2022 Financial Summary

•	Sales for the six months ended December 31, 2022 were $280.5 million, compared to $8.4 billion in the prior year period.

•	Sales in 2022 were $1.5 billion, compared to $19.4 billion in the prior year.

•	The Company posted $373.7 million of net loss attributable to common shareholders, or a loss of $3.76 per basic and diluted share, in the six months ended December 31, 2022, compared to net income attributable to common shareholders of $3.4 billion, or $33.79 per basic and $29.46 per diluted share, in the prior year period.

•	The Company posted $107.9 million of net income attributable to common shareholders, or $1.08 per basic and $1.00 per diluted share in 2022, compared to net income attributable to common shareholders of $8.5 billion, or $85.20 per basic and $74.27 per diluted share, in the prior year period.

Mr. Weidong Yin, Chairman, President and CEO of SINOVAC, commented “In 2022, we significantly increased our R&D investment and expanded our global market reach. Our R&D investment nearly tripled, and we are developing various vaccines to prevent over 20 life-threatening diseases. Growth was maintained in our non-covid business in 2022. We keep executing our business strategy of expanding our regular business into international market. More than 10 countries granted licenses to our non-COVID vaccines. In addition, our varicella vaccine and sIPV were successfully passed WHO prequalification assessment in 2022.

“Looking ahead into 2023, we remain confident in our comprehensive product portfolio and growing business and scientific partnerships. Our mission to ‘supply vaccines to eliminate human diseases’ remains at the forefront, and we are committed to achieving this goal by investing in cutting-edge technology, expanding our global partnerships, and increasing accessibility to our life-saving vaccines,” Mr. Yin added.

Business Updates

COVID-19 Vaccine – CoronaVac®, the inactivated COVID-19 vaccine developed by SINOVAC, has been approved for use in more than 60 countries and regions worldwide. At this time, over 2.9 billion doses of CoronaVac® have been delivered globally, making SINOVAC the largest China-based COVID-19 vaccine provider to the international market.

CoronaVac® has been validated by the World Health Organization ("WHO") for extended use in children as young as three years old under the Emergency Use Listing ("EUL") Procedure, in November 2022. This is the youngest age that the WHO has validated for EUL of COVID-19 vaccines in the world so far. CoronaVac® has also been fully registered in Hong Kong under the Pharmacy and Poisons Ordinance Cap 138 in December 2022, as one of the first COVID-19 vaccines approved for such official registration in Hong Kong. Since then, the vaccine can be supplied to registered medical practitioners and institutions for both private and public markets in Hong Kong.

In 2022, the results of sufficient real-world studies and clinical trials in various regions and countries confirmed the safety and effectiveness of CoronaVac® for pediatric and adolescent populations, as well as demonstrated that the vaccine was effective in preventing multiple Omicron waves, particularly for individuals over the age of 60 who received three doses of the vaccine.

Influenza Vaccines – Quadrivalent Influenza Vaccine, the latest development of SINOVAC's influenza vaccine family, entered the global market in 2022 by gaining overseas commercialization approvals. In 2022, the influenza vaccines became SINOVAC’s highest revenue generating non-COVID product for the first time. Recently, a new and state-of-the-art influenza vaccine production facility of SINOVAC started operations in Beijing. The plant, which complies with Chinese Good Manufacturing Practice (GMP) guidelines and utilizes green production processes, enables automated production at scale that expands SINOVAC capacity to meet the growing global demand for high-quality influenza vaccines.

Varicella Vaccine – the live attenuated varicella vaccine was prequalified by the WHO in November 2022, marking the first WHO prequalified Chinese varicella vaccine, and received its first overseas order in 2022.

Hepatitis A Vaccine – Healive®, the first and only WHO prequalified hepatitis A vaccine from China, has been registered in 24 countries and organizations worldwide thus far.

Inactivated Enterovirus Type 71 (EV71) Vaccine – Inlive®, has been authorized for children between the ages of six months to three-years-old by BPOM, the food and drug agency of Indonesia, in November 2022, which is the first vaccine approved in Indonesia to protect from hand, foot and mouth diseases (HFMD). This is also Inlive®'s first overseas authorization.

Sabin Inactivated Polio vaccine (“sIPV”) – the Poliomyelitis Vaccine (Vero Cell), Inactivated, Sabin Strains, was prequalified by WHO in June 2022, and sIPV is available for United Nations (UN) agencies to purchase to support the global polio eradication strategy.

Quality Control – Two quality control laboratories in SINOVAC have been accredited by the China National Accreditation Service for Conformity Assessment (CNAS) in 2022.

Unaudited Financial Results for the Second Half of 2022

Sales for the second half of 2022 were $280.5 million, compared to $8.4 billion in the prior year period. The decrease was mainly due to decreased sales of CoronaVac®.

Selling, general and administrative expenses in the second half of 2022 were $667.7 million, compared to $428.5 million in the prior year period.

R&D expenses in the second half of 2022 were $257.7 million, compared to $101.1 million in the prior year period.

Net loss in the second half of 2022 was $702.3 million, compared to net income of $5.9 billion in the prior year period.

Net loss attributable to common shareholders was $373.7 million, or a loss of $3.76 per basic and diluted share, in the second half of 2022, compared to a net income attributable to common shareholders of $3.4 billion, or $33.79 per basic and $29.46 per diluted share, in the prior year period.

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became acquiring persons, as defined in the Company’s rights agreement (“Rights Agreement”), under which a trigger event occurred. As a result, the Company issued new common and preferred shares of SINOVAC. Without the effect of implementing the Rights Agreement and newly-issued common and preferred shares, basic and diluted loss per share for the second half of 2022 would be $5.17.

Non-GAAP adjusted EBITDA was $1.0 billion loss in the second half of 2022, compared to $7.5 billion in the prior year period. Non-GAAP net loss was $805.8 million in the second half of 2022, compared to $5.9 billion net income in the prior year period. Non-GAAP diluted loss per share in the second half of 2022 was $3.79 compared to an earnings per share of $29.87 in the prior year period. Non-GAAP diluted loss per share in the second half of 2022, excluding the implementation of the Rights Agreement and the newly-issued common and preferred shares, would be $6.02. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

The Company’s second half of 2022 financial statements are prepared and presented in accordance with U.S. GAAP. However, they have not been audited or reviewed by the Company’s independent registered accounting firm.

Financial Results for the Twelve Months Ended December 31, 2022

Sales in 2022 were $1.5 billion, a decrease from $19.4 billion in the prior year. The decrease was due to decreased sales of CoronaVac®.

Selling, general and administrative expenses in 2022 were $823.5 million, compared to $591.2 million in the prior year.

R&D expenses in 2022 were $442.1 million, compared to $155.0 million in the prior year. The Company continued to invest in the advancement of pipeline vaccines.

Net income in 2022 was $88.1 million, compared to $14.5 billion in the prior year. Net income decreased primarily due to decreased sales.

Net income attributable to common shareholders was $107.9 million, or $1.08 per basic and $1.00 per diluted share, compared to net income attributable to common shareholders of $8.5 billion, or $85.20 per basic and $74.27 per diluted share, in the prior year.

Excluding the implementation of the Rights Agreement, as described above, and the newly-issued common and preferred shares, basic and diluted earnings per share for 2022 would be $1.59.

Non-GAAP adjusted EBITDA was $309.5 million loss in 2022, compared to income of $17.6 billion in the prior year. Non-GAAP net loss in 2022 was $177.0 million, compared to a net income of $14.5 billion in the prior year. Non-GAAP diluted loss per share in 2022 was $0.37, compared to an earnings of $74.67 per share in the prior year. Non-GAAP diluted loss per share in 2022, excluding the implementation of the Rights Agreement and the newly-issued common and preferred shares, would be $0.59 per share. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of December 31, 2022, cash and cash equivalents and restricted cash totaled $4.3 billion, compared to $11.6 billion as of December 31, 2021. In 2022, net cash used in operating activities was $770.7 million, net cash used in investing activities was $5.8 billion, and net cash used in financing activities was $241.4 million. As of December 31, 2022, the Company had $0.3 million in bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding the Company fully in favor, dismissing 1Globe’s claim and declaring the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard on September 18, 2019, and the appeal decision was announced by the Eastern Caribbean Supreme Court, Court of Appeal (the “Court of Appeal”) on December 9, 2021, upholding the Antigua Judgment in each point. 1Globe applied for leave to appeal to the Judicial Committee of the Privy Council (the “Privy Council”), and the hearing of the application was held on February 24, 2022, in which the Court of Appeal granted 1Globe leave to appeal to the Privy Council on certain grounds, although not including the challenge to the validity of the Rights Agreement. On April 19, 2022, 1Globe renewed its application directly to the Privy Council for leave to appeal on its ground of appeal concerning the validity of the Rights Agreement. On July 13, 2022, 1Globe filed its Notice of Appeal on those grounds on which the Court of Appeal had granted 1Globe leave to appeal. On September 16, 2022, 1Globe filed an application to the Privy Council seeking permission to amend its existing application for permission to appeal and its existing Notice of Appeal, and to seek permission to appeal on another ground rejected by the Court of Appeal concerning the exercise of the Antigua Court’s discretion. The Company responded on October 21, 2022. On February 15, 2023, the Privy Council made a procedural decision to allow amendment of its existing application for permission to appeal, and decided to deal with procedural and substantive issues together at the Final Hearing. 1Globe has not yet taken steps to list a substantive hearing before the Privy Council. The appeal outcome is therefore pending.

As previously disclosed, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware, seeking a determination on whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims and a third-party complaint against the Company and Mr. Weidong Yin, alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order, providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stated that the Delaware litigation was pending the final outcome of 1Globe’s appeal of the Antigua Judgment.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suits against SINOVAC and Weidong Yin on May 31, 2019 in Massachusetts state court for the alleged breach of fiduciary duties and wrongful equity dilution. SINOVAC moved the matter from the state court to the United States District Court for the District of Massachusetts. Subsequently, on April 29, 2021, Heng Ren filed an amended complaint which alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that SINOVAC aided and abetted breaches of fiduciary duties and that both SINOVAC and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorney fees, and prejudgment interest. In July 2021, SINOVAC moved to dismiss Heng Ren’s amended complaint in the federal court in Massachusetts. On March 4, 2022, the court granted the motion as to the breach of fiduciary duty claims and denied the motion as to the wrongful equity dilution claim, and denied reconsideration of its decision on the motion. SINOVAC has answered the complaint. On July 2, 2018, the Company completed a private placement of its common shares with two private investors (the “PIPE Transaction”). On December 5, 2022, a purported shareholder filed a putative class action complaint in the United States District Court for the District of Massachusetts, asserting a claim under Section 204 of the Antigua and Barbuda International Business Corporations Act related to the PIPE Transaction, alleging that all shareholders were harmed in an identical manner to one another by the PIPE Transaction because the shares that were issued in the PIPE Transaction allegedly undervalued SINOVAC and all shareholders were purportedly wrongfully diluted as a result. The purported shareholder is represented by the same attorney who represents Heng Ren, and requests damages, attorneys’ fees, and prejudgment interest. On January 18, 2023, the Company filed a motion to dismiss in such purported shareholder’s matter (the “Motion to Dismiss”). On February 15, 2023, the court stayed discovery in the Heng Ren matter pending the resolution of the Motion to Dismiss. The Motion to Dismiss was fully briefed as of March 9, 2023, and is currently pending before the court.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgement and the final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time the Exchange Shares were issued to the trust. The Company is currently unable to estimate when trading will resume, or if Nasdaq will take any additional action in regards to trading of the Company’s common shares.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, mumps, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

For more information, please visit the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, SINOVAC uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that SINOVAC includes in net income and diluted earnings (loss) per share. SINOVAC believes that non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income (loss) and non-GAAP diluted earnings (loss) per share should not be considered in isolation or construed as an alternative to income from operations, net income (loss), diluted earnings (loss) per share, or any other measure of performance or as an indicator of SINOVAC’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income (loss) and excludes interest and financing expenses, interest income, net other income and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that SINOVAC does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income (loss) represents net income (loss) before share-based compensation expenses and foreign exchange gain or loss.

Non-GAAP diluted earnings (loss) per share represents non-GAAP net income (loss) attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9720

Email: ir@sinovac.com

SINOVAC BIOTECH LTD.

Consolidated Balance Sheets

As of December 31, 2022 and 2021

(Expressed in thousands of U.S. Dollars)

	December 31, 2022	December 31, 2021
Current assets

Cash and cash equivalents	$4,278,124	$11,608,855
Restricted cash	8,253	10,905
Short-term investments	7,034,569	1,806,449
Accounts receivable - net	537,118	952,402
Inventories	180,719	375,511
Prepaid expenses and deposits	15,242	160,987
Income tax receivable	72,371	—
Total current assets	12,126,396	14,915,109

Property, plant and equipment – net	993,781	903,298
Prepaid land lease payments	69,815	39,730
Intangible assets - net	9,699	1,480
Long-term prepaid expenses	23	25
Long-term investments	661,440	655,835
Prepayments for acquisition of equipment	120,912	65,290
Deferred tax assets	71,118	52,031
Right-of-use assets	58,586	115,376
Other Non-current Assets	2,798	—
Total assets	14,114,568	16,748,174

Current liabilities
Short-term bank loans and current portion of long-term bank loans	293	3,099
Loan from a non-controlling shareholder	4,358	1,582
Accounts payable and accrued liabilities	905,923	1,020,651
Income tax payable	—	1,267,504
Deferred revenue	17,955	79,941
Deferred government grants	15,120	12,559
Dividend payable	141,993	17,125
Lease liability	5,993	10,385
Total current liabilities	1,091,635	2,412,846

Deferred government grants	4,477	4,870
Long-term bank loans	11,513	12,668
Deferred tax liability	241,526	324,164
Loan from a non-controlling shareholder	—	4,708
Lease liability	52,516	112,465
Other non-current liabilities	240	444
Total long-term liabilities	310,272	459,319

Total liabilities	1,401,907	2,872,165

Commitments and contingencies

Equity
Preferred stock	15	15
Common stock	100	100
Additional paid-in capital	540,582	547,691
Subscriptions receivable	—	(7,109)
Accumulated other comprehensive income (loss)	(383,276)	130,622
Statutory surplus reserves	1,538,013	1,514,297
Accumulated earnings	7,225,987	7,141,819
Total shareholders' equity	8,921,421	9,327,435

Non-controlling interests	3,791,240	4,548,574
Total equity	12,712,661	13,876,009
Total liabilities and equity	$14,114,568	$16,748,174

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income (Loss)

For the six and twelve months ended 2022 and 2021

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended December 31		Year ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)
Sales	$280,471	$8,393,848	$1,492,761	$19,374,904
Cost of sales	430,094	440,455	684,456	1,072,221
Gross profit	(149,623)	7,953,393	808,305	18,302,683

Selling, general and administrative expenses	667,663	428,510	823,543	591,167
Provision for doubtful accounts	3,461	3,528	4,268	2,967
Research and development expenses	257,714	101,129	442,108	155,040
Loss on disposal of property, plant and equipment	1,927	683	5,213	977
Government grants recognized in income	(746)	(39)	(760)	(725)
Total operating expenses	930,019	533,811	1,274,372	749,426
Operating income (loss)	(1,079,642)	7,419,582	(466,067)	17,553,257

Interest and financing expenses	(641)	(1,314)	(1,264)	(2,836)
Interest income	106,820	71,764	190,818	102,568
Other income (expense), net	72,293	(88,999)	301,751	(89,948)
Income (loss) before income taxes	(901,170)	7,401,033	25,238	17,563,041
Income tax benefit (expense)	198,855	(1,534,196)	62,893	(3,104,130)
Net income (loss)	(702,315)	5,866,837	88,131	14,458,911
Less: (income) loss attributable to non-controlling interests	331,669	(2,507,683)	25,735	(5,991,431)
Net income (loss) attributable to shareholders of Sinovac	(370,646)	3,359,154	113,866	8,467,480
Preferred stock dividends	(3,024)	(3,024)	(5,982)	(5,982)
Net income (loss) attributable to common shareholders of Sinovac	(373,670)	3,356,130	107,884	8,461,498

Net income (loss)	(702,315)	5,866,837	88,131	14,458,911
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	(279,794)	162,103	(859,045)	193,098
Comprehensive income (loss)	(982,109)	6,028,940	(770,914)	14,652,009
Less: comprehensive (income) loss attributable to non-controlling interests	445,656	(2,578,813)	370,882	(6,073,832)
Comprehensive income (loss) attributable to shareholders of Sinovac	(536,453)	3,450,127	(400,032)	8,578,177

Earnings (loss) per share
Basic net income (loss) per share	(3.76)	33.79	1.08	85.20
Diluted net income (loss) per share	(3.76)	29.46	1.00	74.27

Weighted average number of shares of common stock outstanding
Basic	99,502,243	99,328,085	99,502,243	99,311,551
Diluted	114,172,782	114,022,517	114,172,782	114,005,983

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the six and twelve months ended 2022 and 2021

(Expressed in thousands of U.S. Dollars)

	Six months ended December 31		Year ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)
Operating activities
Net income (loss)	$(702,315)	$5,866,837	$88,131	$14,458,911
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Deferred income taxes	(67,172)	335,990	(83,010)	265,096
Share-based compensation	—	6,223	—	7,735
Inventory provision	83,800	68,700	140,004	70,133
Provision for doubtful accounts	3,461	3,528	4,268	2,967
Loss on disposal of property, plant and equipment	1,927	683	5,213	977
Depreciation of property, plant and equipment	78,660	67,920	153,819	84,446
Amortization of prepaid land lease payments	1,374	831	1,749	2,203
Amortization of intanglible assets	932	94	1,029	183
Government grants recognized in income	(746)	(39)	(760)	(725)

Changes in:
Accounts receivable	429,615	423,635	289,600	(710,355)
Inventories	(6,869)	(32,532)	30,382	(334,062)
Income tax payable	(191,672)	(111,080)	(1,275,296)	1,216,717
Prepaid expenses and deposits	(111,395)	(100,859)	22,519	(143,324)
Deferred revenue	(13,364)	(255,923)	(58,485)	(288,779)
Accounts payable and accrued liabilities	536,063	(8,173)	(86,860)	720,858
Other non-current liablitites	(5,531)	(431)	(3,048)	(440)

Net cash provided by (used in) operating activities	36,768	6,265,404	(770,745)	15,352,541

Financing activities
Proceeds from bank loans	1	165	151	13,511
Repayments of bank loans	(48)	(19,534)	(2,981)	(33,436)
Proceeds from issuance of common stock, net of share issuance costs	—	996	—	1,033
Dividend paid	(260,702)	(1,838,094)	(263,171)	(1,875,892)
Proceeds from subsidiary's financing	—	—	11,291	—
Government grants received	9,776	3,082	14,797	4,317
Loan from a non-controlling shareholder	—	9	—	7,119
Repayments of loan from a non-controlling shareholder	(1,474)	(13,307)	(1,486)	(13,332)

Net cash used in financing activities	(252,447)	(1,866,683)	(241,399)	(1,896,680)

Investing activities
Purchase of investments	(5,717,991)	(4,446,838)	(11,658,465)	(8,826,611)
Proceeds from redemption of investments	3,619,956	5,018,775	6,327,521	6,567,491
Proceeds from disposal of equipment	5	120	608	172
Prepaid land lease payments	(26,025)	(18,596)	(35,683)	(30,986)
Acquisition of intangible assets	(9,568)	(154)	(9,568)	(154)
Purchase of equity investments	(42,155)	(13,663)	(105,435)	(13,663)
Purchase of property, plant and equipment	(114,402)	(288,338)	(393,800)	(719,823)
Proceeds from dissolution of subsidiary	114,352	—	114,352	—

Net cash provided by (used in) investing activities	(2,175,828)	251,306	(5,760,470)	(3,023,574)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(189,210)	113,373	(560,769)	137,269

Increase (decrease) in cash and cash equivalents and restricted cash	(2,580,717)	4,763,400	(7,333,383)	10,569,556

Cash and cash equivalents and restricted cash, beginning of period	6,867,094	6,856,360	11,619,760	1,050,204

Cash and cash equivalents and restricted cash, end of period	4,286,377	11,619,760	4,286,377	11,619,760

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the six and twelve months ended 2022 and 2021

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Six months ended December 31		Year ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$(702,315)	$5,866,837	$88,131	$14,458,911
Adjustments:
Share-based compensation	—	6,223	—	7,735
Depreciation and amortization	80,966	68,845	156,597	86,832
Interest and financing expenses, net of interest income	(106,179)	(70,450)	(189,554)	(99,732)
Other expense (income), net	(72,293)	88,999	(301,751)	89,948
Income tax expense	(198,855)	1,534,196	(62,893)	3,104,130
Non-GAAP adjusted EBITDA	(998,676)	7,494,650	(309,470)	17,647,824

Net income (loss)	(702,315)	5,866,837	88,131	14,458,911
Add: Foreign exchange (gain) loss	(103,472)	73,179	(265,091)	68,026
Add: Share-based compensation	—	6,223	—	7,735
Non-GAAP net income (loss)	(805,787)	5,946,239	(176,960)	14,534,672

Net income (loss) attributable to common shareholders of Sinovac	(373,670)	3,356,130	107,884	8,461,498
Add: Preferred stock dividends	3,024	3,024	5,982	5,982
Net income (loss) attributable to common shareholders of Sinovac for computing diluted earnings per share	(370,646)	3,359,154	113,866	8,467,480
Add: Non-GAAP adjustments to net income	(61,239)	46,868	(156,332)	45,038
Non-GAAP net income (loss) attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	(431,885)	3,406,022	(42,466)	8,512,518

Weighted average number of shares on a diluted basis	114,172,782	114,022,517	114,172,782	114,005,983
Diluted earnings (loss) per share	(3.76)	29.46	1.00	74.27
Add: Non-GAAP adjustments to net income (loss) per share	(0.54)	0.41	(1.37)	0.40
Non-GAAP diluted earnings per share	(4.30)	29.87	(0.37)	74.67